T. Rowe Price New Income Fund, Inc.

1) The following disclosure has been added to the fund's prospectus:

Noninvestment-Grade Debt Instruments

The fund’s investments in noninvestment-grade companies can include loan participations and assignments, as well as junk bonds. Investment in loans involve special types of risk, including those of being a direct lender and reduced liquidity. The price and yield of junk bonds can be expected to fluctu¬ate more than the price and yield of higher-quality bonds.

Investments involving below investment-grade issuers or borrowers are regarded as more volatile than investment-grade bonds and have greater risk with respect to the issuer’s continuing ability to meet principal and interest payments. Nor¬mally, the fund will invest in loans and junk bonds through investments in other T. Rowe Price funds that concentrate their investments in these areas.

2) The fund's reserve position disclosure has been revised to state that the fund's reserve positions can also consist of U.S. dollar or non-U.S. dollar currencies.